U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39137

Fresh2 Group Limited

880 3RD AVE FL 7

NEW YORK, NY 10022-4730

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

CHANGES IN REGISTRANTS' CERTIFYING ACCOUNTANT

(a) Dismissal of Certifying Accountant

Effective July 23, 2024, the Registrant dismissed its independent auditors, Marcum Asia CPAs LLP (“Marcum Asia”), which action was approved by the Registrant’s Board of Directors on July 11, 2024.

Friedman LLP (“Friedman”) the Company’s prior independent registered public accounting firm, combined with Marcum LLP effective September 21, 2022 and continued to operate as the Company’s independent registered public accounting firm through January 11, 2023. On January 12, 2023, the audit committee of the board of directors of the Company approved the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company.

The reports of Friedman and Marcum Asia on the consolidated financial statements of the Company for the fiscal years ended December 31, 2021 and December 31, 2022, respectively, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles, except that such reports expressed doubt regarding the Company’s ability to continue as a going concern.

Furthermore, during the Company’s two most recent fiscal years and through July 23, 2024, there were no disagreements with Marcum Asia and Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope which, if not resolved to the satisfaction of Marcum Asia and Friedman, would have caused Marcum Asia and Friedman to make reference to such matters in their reports.

For the period from January 12, 2023, the date of Marcum Asia’s appointment as our independent registered public accounting firm, through July 23, 2024, except for the material weaknesses in internal control reported by management in Item 15 of the Company’s Form 20-F filed with U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2023, there were no other reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided Marcum Asia with a copy of the forgoing disclosure and requested Marcum Asia to furnish the Company with a letter addressed to the SEC stating whether or not Marcum Asia agrees with the above statements. A copy of Marcum Asia’s letter, dated July 24, 2024, is filed as Exhibit 16.1 to this Form 6-K.

(b) Engagement of New Certifying Accountant

On July 19, 2024, the Registrant engaged WWC, P.C. as the Registrant’s independent auditors for the fiscal year ended December 31, 2023.

During the two most recent fiscal years and in the subsequent period through July 2024, the Company has not consulted with WWC with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

A copy of the letter of Marcum Asia to the U.S. Securities and Exchange Commission dated July 24, 2024 is filed herewith as Exhibit 16.1.

Financial Statements and Exhibits

Exhibit No	Description
16.1	Letter of Marcum Asia dated July 24, 2024, regarding change in independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 24, 2024	Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

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